State of Delaware
Secretary of State
Division of Corporations
Delivered 04:24 PM 08/25/2020
FILED 04:24 PM 08/25/2020
SR 20206932876 - File Number 3524323

# CERTIFICATE OF INCORPORATION

# OF

# ACCUSHOOT, INC.

## ARTICLE I
## NAME

The name of the corporation is AccuShoot, Inc. (the "Corporation").

## ARTICLE II
## INITIAL REGISTERED OFFICE AND INITIAL REGISTERED AGENT

The address of the Corporation's initial registered office in the State of Delaware is 1209 Orange Street, City of Wilmington, County of New castle, 19801. The name of the Corporation's initial registered agent at that address is National Registered Agents, Inc.

## ARTICLE III
## PURPOSE

The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

## ARTICLE IV
## STOCK

The total number of shares of stock which the Corporation shall have authority to issue is FOURTEEN MILLION (14,000,000) shares of capital stock, classified as (i) FOUR MILLION (4,000,000) shares of preferred stock, par value $0.0001 per share ("Preferred Stock"), and (ii) TEN MILLION (10,000,000) shares of common stock, par value $0.0001 per share ("Common Stock").

The designations and the powers, preferences, rights, qualifications, limitations and restrictions of the Preferred Stock and Common Stock are as follows:

4.1 <u>Provisions Relating to the Preferred Stock.</u>

(a) The Preferred Stock may be issued from time to time in one or more classes or series, the shares of each class or series to have such designations and powers, preferences, and rights, and qualifications, limitations, and restrictions thereof, as are stated and expressed herein and in the resolution or resolutions providing for the issue of such class or series adopted by the board of directors of the Corporation as hereafter prescribed.

(b) Authority is hereby expressly granted to and vested in the board of directors of the Corporation to authorize the issuance of the Preferred Stock from time to time in



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one or more classes or series, and with respect to each class or series of the Preferred Stock, to fix and state by the resolution or resolutions from time to time adopted providing for the issuance thereof the designation and the powers, preferences, rights, qualifications, limitations and restrictions relating to each class or series of the Preferred Stock, including, but not limited to, the following: (i) whether or not the class or series is to have voting rights, full, special or limited, or is to be without voting rights, and whether or not such class or series is to be entitled to vote as a separate class either alone or together with the holders of one or more other classes or series of stock; (ii) the number of shares to constitute the class or series and the designations thereof; (iii) the preferences, and relative, participating, optional or other special rights, if any, and the qualifications, limitations or restrictions thereof, if any, with respect to any class or series; (iv) whether or not the shares of any class or series shall be redeemable at the option of the Corporation or the holders thereof or upon the happening of any specified event, and, if redeemable, the redemption price or prices (which may be payable in the form of cash, notes, securities or other property), and the time or times at which, and the terms and conditions upon which, such shares shall be redeemable and the manner of redemption; (v) whether or not the shares of a class or series shall be subject to the operation of retirement or sinking funds to be applied to the purchase or redemption of such shares for retirement, and, if such retirement or sinking fund or funds are to be established, the annual amount thereof, and the terms and provisions relative to the operation thereof; (vi) the dividend rate, whether dividends are payable in cash, stock of the Corporation or other property, the conditions upon which and the times when such dividends are payable, the preference to or the relation to the payment of dividends payable on any other class or classes or series of stock, whether or not such dividends shall be cumulative or noncumulative, and if cumulative, the date or dates from which such dividends shall accumulate; (vi) the preferences, if any, and the amounts thereof which the holders of any class or series thereof shall be entitled to receive upon the voluntary or involuntary dissolution of, or upon any distribution of the assets of, the Corporation; (vii) whether or not the shares of any class or series, at the option of the Corporation or the holder thereof or upon the happening of any specified event, shall be convertible into or exchangeable for, the shares of any other class or classes or of any other series of the same or any other class or classes of stock, securities or other property of the Corporation and the conversion price or prices or ratio or ratios or the rate or rates at which such exchange may be made, with such adjustments, if any, as shall be stated and expressed or provided for in such resolution or resolutions; and (viii) such other special rights and protective provisions with respect to any class or series as may to the board of directors of the Corporation seem advisable.

(c)     The shares of each class or series of the Preferred Stock may vary from the shares of any other class or series thereof in any or all of the foregoing respects. The board of directors of the Corporation may increase the number of shares of the Preferred Stock designated for any existing class or series by a resolution adding to such class or series authorized and unissued shares of the Preferred Stock not designated for any other class or series. The board of directors of the Corporation may decrease the number of shares of the Preferred Stock designated for any existing class or series by a resolution subtracting from such class or series authorized and unissued shares of the Preferred Stock designated for such existing class or series, and the shares so subtracted shall become authorized, unissued, and undesignated shares of the Preferred Stock.

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### 4.2 Provisions Relating to the Common Stock.

(a)     Each share of Common Stock of the Corporation shall have identical rights and privileges in every respect.  The Common Stock shall be subject to the express terms of the Preferred Stock and any series thereof.  Except as may otherwise be provided in this Certificate of Incorporation, in a certificate of designations relating to any series of Preferred Stock or by applicable law, the holders of shares of Common Stock shall be entitled to one vote for each such share upon all questions presented to the stockholders, the Common Stock shall have the exclusive right to vote for the election of directors and for all other purposes, and holders of Preferred Stock shall not be entitled to vote at or receive notice of any meeting of stockholders.

(b)     Notwithstanding the foregoing, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any certificate of designations relating to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation (including any certificate of designations relating to any series of Preferred Stock) or pursuant to the General Corporation Law of the State of Delaware.

(c)     Subject to the prior rights and preferences, if any, applicable to shares of the Preferred Stock or any series thereof, the holders of shares of the Common Stock shall be entitled to receive such dividends (payable in cash, stock or otherwise) as may be declared thereon by the board of directors at any time and from time to time out of any funds of the Corporation legally available therefor.

(d)     In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, after distribution in full of the preferential amounts, if any, to be distributed to the holders of shares of the Preferred Stock or any class or series thereof, the holders of shares of the Common Stock shall be entitled to receive all of the remaining assets of the Corporation available for distribution to its stockholders, ratably in proportion to the number of shares of the Common Stock held by them.  A liquidation, dissolution or winding-up of the Corporation, as such terms are used in this Paragraph (d), shall not be deemed to be occasioned by or to include any consolidation or merger of the Corporation with or into any other corporation or corporations or other entity or a sale, lease, exchange or conveyance of all or a part of the assets of the Corporation.

### 4.3 General

(a)     Subject to the foregoing provisions of this Certificate of Incorporation, the Corporation may issue shares of its Preferred Stock and Common Stock from time to time for such consideration (not less than the par value thereof) as may be fixed by the board of directors of the Corporation, which is expressly authorized to fix the same in its absolute and uncontrolled discretion subject to the foregoing conditions.  Shares so issued for which the consideration shall have been paid or delivered to the Corporation shall be deemed fully paid stock and shall not be

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liable to any further call or assessment thereon, and the holders of such shares shall not be liable for any further payments in respect of such shares.

(b)          The Corporation shall have authority to create and issue rights and options entitling their holders to purchase shares of the Corporation's capital stock of any class or series or other securities of the Corporation, and such rights and options shall be evidenced by instrument(s) approved by the board of directors of the Corporation. The board of directors of the Corporation shall be empowered to set the exercise price, duration, times for exercise, and other terms of such options or rights; *provided, however*, that the consideration to be received for any shares of capital stock subject thereto shall not be less than the par value thereof.

(c)          The Corporation shall be entitled to treat the person in whose name any share of its stock is registered as the owner thereof for all purposes and shall not be bound to recognize any equitable or other claim to, or interest in, such share on the part of any other person, whether or not the Corporation shall have notice thereof, except as expressly provided by applicable law.

## ARTICLE V
## INCORPORATOR

The name of the incorporator is Mary Ann Frantz, whose mailing address is c/o Miller Nash Graham and Dunn LLP, 111 S.W. Fifth Avenue, Suite 3400, Portland, Oregon 97204.

## ARTICLE VI
## DIRECTORS

The number of directors of the Corporation shall be as specified in, or determined in the manner provided in, the bylaws of the Corporation. Unless and except to the extent that the bylaws of the Corporation so provide, the election of directors need not be by written ballot.

## ARTICLE VII
## PREEMPTIVE RIGHTS

Preemptive rights shall not exist with respect to shares of capital stock or securities convertible into the capital stock of the Corporation, whether now or hereafter authorized; provided, however, that the Corporation may, by contract, grant to some or all of the Corporation's security holders preemptive rights to acquire securities of the Corporation.

## ARTICLE VIII
## MEETINGS OF STOCKHOLDERS; ACTION BY WRITTEN CONSENT

Meetings of stockholders may be held within or outside the State of Delaware, as the Corporation's bylaws may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Corporation's bylaws. Any action required by law to be taken at any annual or special meeting of stockholders of a corporation, or any action that may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, is signed by the holders

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of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. In the case of the election of directors, a consent shall be effective only if signed by holders of a majority of the outstanding shares entitled to vote for the election of directors; provided, however, that vacancies on the Board of Directors may be filled in accordance with the Corporation's bylaws.

## ARTICLE IX
## AMENDMENTS TO BYLAWS

In furtherance of, and not in limitation of, the powers conferred by the laws of the State of Delaware, the Board of Directors of the Corporation is expressly authorized to adopt, amend or repeal the bylaws of the Corporation, subject to the power of the stockholders of the Corporation to alter or repeal any bylaw whether adopted by them or otherwise.

## ARTICLE X
## LIMITATION ON DIRECTOR LIABILITY

To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.  If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article X to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article X by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification..

## ARTICLE XI
## INDEMNIFICATION

To the fullest extent permitted by applicable law, the Corporation shall indemnify directors, officers and agents of the Corporation (and any other persons to which the General Corporation Law of the State of Delaware permits the Corporation to provide indemnification) through provisions of the Corporation's bylaws, agreements with such directors, officers, agents or other persons, vote of stockholders or disinterested directors, or otherwise, in excess of the indemnification otherwise permitted by Section 145 of the General Corporation Law. Any amendment, repeal or modification of the foregoing provisions of this Article XI shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification or (b) increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

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## ARTICLE XII
## AMENDMENTS TO CERTIFICATE OF INCORPORATION

The Corporation reserves the right at any time, and from time to time, to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by law; and all rights, preferences and privileges of any nature conferred upon stockholders, directors or any other persons by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the rights reserved in this Article XII.

**IN WITNESS WHEREOF**, the undersigned incorporator hereby acknowledges that the foregoing Certificate of Incorporation is the incorporator's act and deed, under penalties of perjury, on this 25th day of August, 2020.

By: Mary Ann Frantz
Name: Mary Ann Frantz
Title: Incorporator

# ACCUSHOOT, INC.

## CERTIFICATE OF DESIGNATIONS

### Founders Preferred Stock Terms

AccuShoot, Inc., a corporation organized and existing under the laws of the State of Delaware, the certificate of incorporation of which was filed in the office of the Secretary of State of Delaware on August 25, 2020, and recorded in the office of the Recorder of Deeds for the County of New Castle, State of Delaware, does by its President hereby certify as follows:

FIRST:  That by Article IV of its Certificate of Incorporation, the total number of shares which this corporation may issue is as follows:  "The corporation shall have the authority to issue Fourteen Million (14,000,000) shares of capital stock, classified as (i) Four Million (4,000,000) shares of preferred stock, par value of $0.0001 per share ("Preferred Stock,") and (ii) Ten Million (10,000,000) shares of common stock, par value $0.0001 per share ("Common Stock"); and, under the Certificate of Incorporation, the shares of the Preferred Stock are authorized to be issued in one or more series as may be determined from time to time by the Board of Directors, each of such series to be distinctly designated.

SECOND:  That pursuant to the authority so vested in the Board of Directors by the Certificate of Incorporation, the Board of Directors by a written consent dated as of August 27, 2020, adopted the following resolution:

RESOLVED, that the Designation of Terms of Founders Preferred Stock, attached hereto as Exhibit A, setting forth the designation, powers, preferences, rights, qualifications, limitations and restrictions of Founders Preferred Stock is hereby approved and adopted by the Corporation.

THIRD:  That the foregoing resolution of the Board of Directors authorizing Founders Preferred Stock and determining the dividend rate, liquidation rights and provisions in respect of conversion or exchange of said stock was duly adopted by the Board of Directors pursuant to authority granted in the Certificate of Incorporation and in accordance with the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, AccuShoot, Inc., has caused this certificate to be executed by its authorized officer as of this 27th day of August, 2020.

ACCUSHOOT, INC.



By:  _____
Francisco J. Martin, President

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**DESIGNATION OF TERMS OF**

**FOUNDERS PREFERRED STOCK OF**

**ACCUSHOOT, INC.**

The following statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions in respect of a series of Preferred Stock of AccuShoot, Inc. (the "Corporation") is hereby adopted:

A.  FOUNDERS PREFERRED STOCK

1.  Designation.  2,000,000 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Founders Preferred Stock** " with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. The number of shares of Founders Preferred Stock ("**Founders Series**") of the Corporation may be decreased from time to time by action of the Board of Directors of the Corporation, but no such amendment will reduce the number of Founders Series shares to a number less than the number then outstanding, plus any reserved for issuance upon the conversion or exchange of any then outstanding securities convertible into Founders Series shares.  Unless otherwise indicated, references to "sections" or "subsections" refer to sections and subsections of this Designation of Terms only.

2.  Dividends.  The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required in the Certificate of Incorporation) the holders of the Founders Series shares then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Founders Series in an amount at least equal to that dividend per share of Founders Series that would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Founders Series, in each case calculated on the record date for determination of holders entitled to receive such dividend.

3.  Liquidation, Dissolution or Winding Up; Certain Transactions.

3.1  Preferential Payments to Holders of Founders Series Shares.  In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event (as defined below), the holders of Founders Series shares then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the Founders Series Original Issue Price (as defined below), plus any dividends declared but unpaid thereon. Thereafter, the holders of Founders Series shares shall participate with holders of the Common Stock as set forth in subsection 3.2.  If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of Founders Series shares the full amount to which they shall be entitled under this subsection 3.1, the holders of Founders Series shares shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.  The "**Founders Series Original Issue Price**" shall mean $0.25 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Founders Series shares.

3.2     Distribution of Remaining Assets.  In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after the payment of all preferential amounts required to be paid to the holders of Founders Series shares the remaining assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of the Founders Series shares and Common Stock, pro rata based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to Common Stock pursuant to the terms of the Certificate of Incorporation immediately prior to such liquidation, dissolution or winding up of the Corporation.  The aggregate amount which a holder of a share of Founders Series is entitled to receive under subsections 3.1 and 3.2 is hereinafter referred to as the "**Founders Series Liquidation Amount**."

3.3     Deemed Liquidation Events.

3.3.1   Definition.  Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of at least 51% of the outstanding Founders Series shares elect otherwise by written notice sent to the Corporation at least 10 days prior to the effective date of any such event:

(a)     a merger or consolidation of or involving the Corporation, other than a merger or consolidation in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of the surviving or resulting corporation; or

(b)     the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole or the sale or disposition (whether by merger, consolidation or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

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### 3.3.2 Effecting a Deemed Liquidation Event.

(a)     The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in subsection 3.3.1(a) unless the agreement or plan of merger or consolidation for such transaction provides that the consideration payable to the stockholders of the Corporation shall be allocated among the holders of capital stock of the Corporation in accordance with subsections 3.1 and 3.2.

(b)     In the event of a Deemed Liquidation Event referred to in subsection 3.3.1(b), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within ninety (90) days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of shares of Founders Series no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) to require the redemption of such Founders Series shares, and (ii) if the holders of at least a majority of the then outstanding Founders Series shares so request in a written instrument delivered to the Corporation not later than one hundred twenty (120) days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation)**,** together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "**Available Proceeds**"), on the one hundred fiftieth (150th) day after such Deemed Liquidation Event, to redeem all outstanding Founders Series shares  at a price per share equal to the Founders Series Liquidation Amount. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Founders Series, the Corporation shall ratably redeem each holder's Founders Series shares to the fullest extent of such Available Proceeds, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders.  Prior to the distribution or redemption provided for in this subsection, the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event or in the ordinary course of business.

### 3.3.3 Amount Deemed Paid or Distributed.

The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity.  The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation.

### 3.3.4 Allocation of Escrow and Contingent Consideration.

In the event of a Deemed Liquidation Event pursuant to subsection 3.3.1(a), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "**Additional Consideration**"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in

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accordance with subsections 3.1 and 3.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with subsections 3.1 and 3.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this subsection 3.3.4, consideration placed into escrow or retained as holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Initial Consideration.

4. Voting.

4.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of a meeting), each holder of outstanding Founders Series shares shall be entitled to cast a number of votes equal to the number of whole shares of Common Stock into which the shares of Founders Series held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Certificate of Incorporation, holders of shares of Founders Series shall vote together with the holders of Common Stock as a single class.

4.2 Protective Provisions. At any time when any Founders Series shares are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate of Incorporation) the written consent or affirmative vote of the holders of at least 51% of the then outstanding Founders Series shares, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect:

(i) Amend, alter or repeal any provision of the Certificate of Incorporation or Bylaws of the Corporation in a manner that adversely affects the powers, preferences or rights of the Founders Series; or

(ii) Purchase or redeem or pay or declare any dividend or make any distribution on any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Founders Series shares as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock and (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation in connection with the cessation of employment or service.

5. Optional Conversion. The holders of the Founders Series shares shall have conversion rights as follows (the "**Conversion Rights**"):

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5.1     Right to Convert; Conversion Ratio.  Each share of Founders Series shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Founders Series Original Issue Price by the Founders Series Conversion Price (as defined below) in effect at the time of conversion.  The "**Founders Series Conversion Price**" shall initially be equal to $0.25.  Such initial Founders Series Conversion Price, and the rate at which shares of Founders Series may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

5.2     Fractional Shares.  No fractional shares of Common Stock shall be issued upon conversion of the Founders Series shares.  In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board of Directors of the Corporation.  Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of Founders Series shares the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

5.3     Mechanics of Conversion.

5.3.1     Notice of Conversion.  In order for a holder of Founders Series shares to voluntarily convert Founders Series shares into shares of Common Stock, such holder shall (a) provide written notice to the Corporation or its transfer agent that such holder elects to convert all or any number of such holder's Founders Series shares and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated, surrender the certificate or certificates for such Founders Series shares (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the Corporation or its transfer agent.  Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Common Stock to be issued.  If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer in form satisfactory to the Corporation, duly executed by or on behalf of the registered holder.  The close of business on the date of receipt of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date.  The Corporation shall, as soon as practicable after the Conversion Time, (i) issue and deliver to such holder of Founders Series shares, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the Founders Series shares represented by the surrendered certificate that were not converted into Common Stock, (ii) pay cash in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion, and (iii) pay any declared but unpaid dividends on the Founders Series shares converted.

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5.3.2 Reservation of Shares. The Corporation shall at all times when Founders Series shares shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of Founders Series shares, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Founders Series shares; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding Founders Series shares, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in commercially reasonable efforts to obtain the requisite stockholder approval of any necessary amendment to the Certificate of Incorporation.

5.3.3 Effect of Conversion. All Founders Series shares which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share and to receive payment of any dividends declared but unpaid thereon. Any Founders Series shares so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of Founders Series shares accordingly.

5.3.4 No Further Adjustment. Upon any such conversion, no adjustment to the Founders Series Conversion Price shall be made for any declared but unpaid dividends on the shares of Founders Series surrendered for conversion or on the Common Stock delivered upon conversion.

5.4 Adjustments to Founders Series Conversion Price for Diluting Issues.

5.4.1 Special Definitions. For purposes of this Section 5.4, the following definitions shall apply:

(a) "**Option**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(b) "**Founders Series Original Issue Date**" shall mean the date on which the first share of Founders Series was issued.

(c) "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(d) "**Additional Shares of Common Stock**" shall mean all shares of Common Stock issued (or, pursuant to subsection 5.4.3 below, deemed to be issued) by the Corporation after the Founders Series Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "**Exempted Securities**"):

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(i)        shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on Founders Series shares;

(ii)        securities issued upon the conversion of any debenture, warrant, option, or other convertible security;

(iii)        shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by other subsections of this Section 5.

(iv)        shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation pursuant to a plan, agreement or arrangement approved by the Board of Directors of the Corporation;

(v)        shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security; or

(vi)        shares of Common Stock, Options or Convertible Securities issued pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, but only if such issuances are approved by the Board of Directors of the Corporation.

5.4.2    <u>No Adjustment of Founders Series Conversion Price</u>.  No adjustment in the Founders Series Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the holders of at least 51% of the then outstanding Founders Series shares agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

5.4.3    <u>Deemed Issue of Additional Shares of Common Stock</u>.

(a)        If the Corporation at any time or from time to time after the Founders Series Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of

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the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b)     If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Founders Series Conversion Price pursuant to the terms of subsection 5.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Founders Series Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Founders Series Conversion Price as would have resulted had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security.  Notwithstanding the foregoing, no readjustment pursuant to this paragraph (b) shall have the effect of increasing the Founders Series Conversion Price to an amount which exceeds the lower of (i) the Founders Series Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Founders Series Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c)     If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Founders Series Conversion Price pursuant to the terms of subsection 5.4.4 (either because the consideration per share (determined pursuant to subsection 5.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Founders Series Conversion Price then in effect, or because such Option or Convertible Security was issued before the Founders Series Original Issue Date), are revised after the Founders Series Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in subsection 5.4.3(a)) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d)     Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Founders Series Conversion Price pursuant to the terms of subsection 5.4.4, the Founders Series

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Conversion Price shall be readjusted to such Founders Series Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Founders Series Conversion Price provided for in this subsection 5.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this subsection 5.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Founders Series Conversion Price that would result under the terms of this Subsection 5.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Founders Series Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

5.4.4 _Adjustment of Founders Series Conversion Price Upon Issuance of Additional Shares of Common Stock._ In the event the Corporation shall at any time after the Founders Series Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to subsection 5.4.3), without consideration or for a consideration per share less than the Founders Series Conversion Price in effect immediately prior to such issue, then the Founders Series Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a) "$CP_2$" shall mean the Founders Series Conversion Price in effect immediately after such issue of Additional Shares of Common Stock;

(b) "$CP_1$" shall mean the Founders Series Conversion Price in effect immediately prior to such issue of Additional Shares of Common Stock;

(c) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issue of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issue or upon conversion or exchange of Convertible

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Securities (including the Founders Series) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

        (d)    "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued at a price per share equal to $CP_1$ (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by $CP_1$); and

        (e)    "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

        5.4.5    <u>Determination of Consideration</u>.

        (a)    For purposes of this subsection 5.4, the consideration received by the Corporation for the issue of any Additional Shares of Common Stock shall (i) include all cash received (less amounts paid or payable for accrued interest); and (ii) the fair market value all property (as determined in good faith by the Board of Directors of the Corporation); and (iii) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, as determined in good faith by the Board of Directors of the Corporation.

        (b)    The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to subsection 5.4.3, relating to Options and Convertible Securities, shall be determined by dividing (i) the total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, by (ii) the maximum number of shares of Common Stock issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities.

        5.5    <u>Adjustment for Stock Splits and Combinations</u>.  If the Corporation shall at any time or from time to time after the Founders Series Original Issue Date effect a subdivision of the outstanding Common Stock, the Founders Series Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding.  If the Corporation shall at any time or from time to time after the Founders Series Original Issue Date combine the outstanding shares of Common Stock, the Founders Series Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding.  Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

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5.6     Adjustment for Certain Dividends and Distributions.  In the event the Corporation at any time or from time to time after the Founders Series Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Founders Series Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Founders Series Conversion Price then in effect by a fraction: (i) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and (ii) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

5.7     Adjustments for Other Dividends and Distributions.  In the event the Corporation at any time or from time to time after the Founders Series Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 2 do not apply to such dividend or distribution, then and in each such event the holders of shares of Founders Series shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Founders Series had been converted into Common Stock on the date of such event.

5.8     Adjustment for Merger or Reorganization, etc.  Subject to the provisions of subsection 3.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Founders Series shares) is converted into or exchanged for securities, cash or other property (other than a transaction covered by subsections 5.4, 5.6, or 5.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Founders Series shall thereafter be convertible, in lieu of the Common Stock into which it was convertible prior to such event, into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of Founders Series immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) shall be made in the application of the provisions in this Section 5 with respect to the rights and interests thereafter of the holders of the shares of Founders Series, to the end that the provisions set forth in this Section 5 (including provisions with respect to changes in and other adjustments of the Founders Series Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Founders Series shares.

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5.9     Certificate as to Adjustments.  Upon the occurrence of each adjustment or readjustment of the Founders Series Conversion Price pursuant to this Section 5, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than thirty (30) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and retain on file with the Corporation and provide upon request a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Founders Series shares is convertible) and showing in reasonable detail the facts upon which such adjustment or readjustment is based.

6.      Mandatory Conversion.

6.1     Trigger Events.  Upon either (a) the closing of the sale of shares of Common Stock to the public pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $10 million of gross proceeds and a pro forma post-offering market capitalization of at least $50 million or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least a majority of the then outstanding shares of Founders Series (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), then (i) all outstanding shares of Founders Series shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to subsection 5.1 and (ii) such shares may not be reissued by the Corporation.

6.2     Procedural Requirements.  All holders of record of shares of Founders Series shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Founders Series pursuant to this Section 6.  Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time.  Upon receipt of such notice, each holder of Founders Series shares in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice.  If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by or on behalf of the registered holder.  All rights with respect to the shares of Founders Series converted pursuant to Section 6.1, including the rights, if any, to vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) to receive the items provided for in the next sentence of this Section 6.2.  As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Founders Series shares, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof and (b) pay cash as provided in Section 5.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such

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conversion and the payment of any declared but unpaid dividends on the shares of Founders Series converted.  Such converted Founders Series shares shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of Founders Series shares accordingly.

7.      <u>Waiver</u>.  Any of the rights, powers, preferences and other terms of the Founders Series shares set forth herein may be waived on behalf of all holders of shares of Founders Series by the affirmative written consent or vote of the holders of at least 51% of the Founders Series shares then outstanding.

8.      <u>Notices</u>.  Any notice required or permitted to be given to a holder of Founders Series shares shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the Delaware General Corporation Law, and shall be deemed given upon such mailing or electronic transmission.

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